Exhibit (a)(10)

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FOR IMMEDIATE RELEASE	Contacts: Media: Gary Davis 203-353-5066 Investors: Michele Goldstein 203-352-8642

World Wrestling Entertainment, Inc., Offers Option Exchange Program

STAMFORD, Conn., Dec. 16, 2003 — World Wrestling Entertainment, Inc. (NYSE: WWE) today announced that it will offer its employees and performers the opportunity to exchange out-of-the-money options for restricted stock units representing the right to receive shares of the Company’s Class A common stock.

The Company’s Offer to Exchange will provide participants in the Company’s 1999 Long-Term Incentive Plan who hold options to purchase the Company’s Class A common stock with exercise prices of $17.00 or greater to exchange those options for a Restricted Stock Unit Award. Each Award will entitle participants in the offer to receive one share of the Company’s Class A common stock for every six options that they tender for exchange, subject to a two-year vesting schedule. Alternatively, participants in the Offer to Exchange who hold fewer than 25,000 out-of-the-money options eligible for exchange may opt to receive a discounted cash payment in lieu of a Restricted Stock Unit Award. Participation in the Offer to Exchange is not mandatory, and those employees and performers who choose not to participate will maintain their existing out-of-the-money options. Unless otherwise announced by the Company, the Offer to Exchange will expire at 11:59 p.m. on January 15, 2004.

The Company believes that the restricted stock units that it is offering will better align employee and performer interests with the interests of the Company’s stockholders, and that providing its employees and performers with the ability to choose a long-term compensation structure that may be better suited to their current risk preferences will help to further the goals of the Company’s equity compensation programs.

World Wrestling Entertainment, Inc. (NYSE:WWE) is an integrated media and entertainment company headquartered in Stamford, Conn., with offices in New York City, Los Angeles, Toronto and London. Additional information on the Company can be found at www.wwe.com and www.corporate.wwe.com. Additional information regarding the Offer to Exchange has been filed with the Company’s Schedule TO filed with the Securities and Exchange Commission on December 16, 2003.

Forward-Looking Statements: This news release contains forward-looking statements pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995, which are subject to various risks and uncertainties. These risks and uncertainties include the conditions of the markets for live events, broadcast television, cable television, pay-per-view, Internet, entertainment, professional sports, and licensed merchandise; acceptance of the Company’s brands, media and merchandise within those markets; uncertainties relating to litigation; risks associated with producing live events both domestically and internationally; uncertainties associated with international markets; and other risks and factors set forth from time to time in Company filings with the Securities and Exchange Commission. Actual results could differ materially from those currently expected or anticipated.